Mail Stop 3561

November 6, 2009

Mr. Wallace Boyack
President and Chief Executive Officer
North Horizon, Inc.
2290 East 4500 South
Suite 130
Salt Lake City, UT 84117

      Re: **North Horizon, Inc.**
               Item 4.01 Form 8-K
               Filed October 28, 2009
               File No. 000-52991

Dear Mr. Boyack,

      We issued comments to you on the above captioned filings on October 28, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 23, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by November 23, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services